EXHIBIT 9

                                   LAW OFFICES

                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

                                   12TH FLOOR
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005
                                     ______
                            TELEPHONE (202) 347-0300
                           FACSIMILE:  (202) 347-2172
                                  WWW.EMTH.COM

                               September 12, 1997

   VIA TELECOPY

   Phillip M. Goldberg, Esq.
   Foley & Lardner
   330 North Wabash Avenue, Suite 3300
   Chicago, Illinois  60611-3608

        Re:  LaSalle Financial Partners

   Dear Phil:

             We received from you yesterday a copy of the March 1996 private placement memorandum of LaSalle Kross Partners, Limited Partnership, and a copy of the limited partnership agreement attached to the private placement memorandum. When I indicated in our informal discussions on Wednesday, September 10, 1997, that delivery of the private placement memorandum and limited partnership agreement should satisfy all outstanding major issues with respect to the partnership's nominating materials, I had assumed that a complete copy of the current limited partnership agreement would be delivered. (I understand that in the interests of time you probably pulled from your files the most readily available copy.)

             The limited partnership agreement received yesterday has presumably been amended if for no other reason than to change the name of the partnership and to complete Exhibit A. As previously indicated, we believe that Item 5(b)(1)(viii) of Schedule 14A encompasses the limited partnership agreement and requires that the names of the parties to such agreement be disclosed. Accordingly, we respectfully request that a completed copy of Exhibit A be provided as soon as possible, together with any amendments to the partnership agreement. Also, page 8 of the private placement memorandum was missing from our copy.

             While we cannot predict at this time what action the Board may take, please note that failure to provide the above information may adversely impact the Board's acceptance of your nominating materials as complete. If the nominating materials are determined to be incomplete and the nomination is not accepted, this could also adversely impact part of the stated purpose in the partnership's pending request for various records.

             With respect to the adequacy of the partnership's Schedule 13D, I believe there may be have a misunderstanding in our discussions. I had assumed that whatever information is provided to the Company or us with respect to the nominating materials would also be included in your
   Schedule 13D. In this regard, please note that the Schedule 13D disclosure requirements are intended to benefit not just the issuer but also all stockholders and the marketplace in general. While we have not been requested at this time to challenge the adequacy of the disclosures in the Schedule 13D, please note that since Item 6 of Schedule 13D is substantively identical to Item 5(b)(1)(viii) of Schedule 14A, we cannot give you any comfort on the adequacy of the Schedule 13D disclosures if comparable information is not provided in the Schedule 13D.

             If you have any questions, please give me a call.

                                                Sincerely,

                                                /s/ Gerald F. Heupel, Jr.

                                                Gerald F. Heupel, Jr.

   GFH:dcf

   cc:  Bank West